The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(2)
Registration No. 333-126447

SUBJECT TO COMPLETION, DATED MAY 6, 2008

PROSPECTUS SUPPLEMENT	TO THE PROSPECTUS DATED JULY 22, 2005

      Common Units
Representing Limited Partner Interests

Common Units

We are selling      of our common units. Our common units are listed on the New York Stock Exchange under the symbol “PAA.” The last reported sale price of our common units on the New York Stock Exchange on May 5, 2008 was $47.53 per common unit.

Investing in our common units involves risks.  See “Risk Factors” on page S-9 of this prospectus supplement and beginning on page 5 of the accompanying prospectus.

Per
	Common Unit	Total

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to Plains All American Pipeline, L.P.	$	$

Delivery of the common units will be made on or about May , 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option to purchase up to      additional common units.

Joint Book-Running Managers

Wachovia Securities	Citi	UBS Investment Bank

Co-Managers

Lehman Brothers	Merrill Lynch & Co.	Morgan Stanley

JPMorgan
Morgan Keegan & Company, Inc.
Oppenheimer & Co.
Raymond James
RBC Capital Markets

The date of this prospectus supplement is May   , 2008.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus Supplement Summary	S-1
Risk Factors	S-9
Use of Proceeds	S-10
Price Range of Common Units and Distributions	S-10
Capitalization	S-11
Tax Considerations	S-12
Underwriting	S-14
Legal Matters	S-16
Experts	S-16
Where You Can Find More Information	S-16
Forward-Looking Statements	S-17

Prospectus

About this Prospectus	i
Where You Can Find Information	1
Forward-Looking Statements	2
Who We Are	3
Risk Factors	5
Use of Proceeds	13
Ratios of Earnings to Fixed Charges	13
Description of Our Debt Securities	13
Description of Our Common Units	21
Cash Distribution Policy	23
Description of Our Partnership Agreement	26
Tax Considerations	29
Plan of Distribution	42
Legal Matters	43
Experts	43

Important Notice About Information in this
Prospectus Supplement and the Accompanying Prospectus

This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined.

If the description of the offering varies between the prospectus supplement and the base prospectus, you should rely on the information in the prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus or any free writing prospectus relating to this offering of common units. Neither we nor the underwriters have authorized anyone to provide you with different information. We are not making an offer of the common units in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus, any free writing prospectus or in the documents incorporated by reference in this prospectus is accurate as of any date other than the date on the front of those documents.

The information in this prospectus supplement is not complete. You should review carefully all of the detailed information appearing in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before making any investment decision.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference for a more complete understanding of this offering of common units. Please read “Risk Factors” beginning on page S-9 of this prospectus supplement, on page 5 of the accompanying prospectus, in our annual report on Form 10-K for the year ended December 31, 2007 and in our quarterly report on Form 10-Q for the quarter ended March 31, 2008 for information regarding risks you should consider before investing in our common units.

Except as the context otherwise indicates, the information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional common units.

For purposes of this prospectus supplement and the accompanying prospectus, unless the context clearly indicates otherwise, “we,” “us,” “our” and the “Partnership” refer to Plains All American Pipeline, L.P. and its consolidated subsidiaries. References to our “general partner,” as the context requires, include any or all of PAA GP LLC, Plains AAP, L.P. and Plains All American GP LLC.

Plains All American Pipeline, L.P.

We are a Delaware limited partnership formed in 1998. Our operations are conducted directly and indirectly through our primary operating subsidiaries. We are engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas-related petroleum products. We refer to liquefied petroleum gas and other natural gas-related petroleum products collectively as “LPG.” In addition, through our 50% equity ownership in PAA/Vulcan Gas Storage, LLC (“PAA/Vulcan”), we are engaged in the development and operation of natural gas storage facilities.

We are one of the largest midstream crude oil companies in North America. We have an extensive network of pipeline transportation, terminalling, storage and gathering assets in key oil-producing basins, transportation corridors and at major market hubs in the United States and Canada. We manage our operations through three primary operating segments: (i) Transportation, (ii) Facilities and (iii) Marketing.

Transportation Segment.  Our transportation segment operations generally consist of fee-based activities associated with transporting crude oil and refined products on pipelines, gathering systems, trucks and barges. As of December 31, 2007, we employed a variety of owned or leased long-term physical assets throughout the United States and Canada in this segment, including approximately:

•	20,000 miles of active crude oil and refined products pipelines and gathering systems;

•	23 million barrels of active, above-ground tank capacity used primarily to facilitate pipeline throughput;

•	83 trucks and 364 trailers; and

•	62 transport and storage barges and 32 transport tugs through our interest in Settoon Towing, LLC (“Settoon”).

We also include in this segment our equity earnings from our investments in Butte Pipe Line Company and Frontier Pipeline Company, in which we own minority interests, and Settoon, in which we own a 50% interest.

Facilities Segment.  Our facilities segment operations generally consist of fee-based activities associated with providing storage, terminalling and throughput services for crude oil, refined products and LPG, as well as LPG fractionation and isomerization services. As of December 31, 2007, we owned and employed a variety of long-term physical assets throughout the United States and Canada in this segment, including:

•	approximately 47 million barrels of crude oil and refined products capacity primarily at our terminalling and storage locations;

•	approximately 6 million barrels of LPG capacity; and

•	a fractionation plant in Canada with a processing capacity of 4,400 barrels per day, and a fractionation and isomerization facility in California with an aggregate processing capacity of 24,000 barrels per day.

At year-end 2007, we were in the process of constructing approximately 10 million barrels of additional above-ground crude oil and refined product terminalling and storage facilities and approximately 1 million barrels of underground LPG storage capacity, the majority of which we expect to place in service during 2008.

Our facilities segment also includes our equity earnings from our investment in PAA/Vulcan. At December 31, 2007, PAA/Vulcan owned and operated approximately 26 billion cubic feet of underground natural gas storage capacity and was constructing an additional 24 billion cubic feet of underground natural gas storage capacity, which is expected to be placed in service in stages over the next several years.

Marketing Segment.  Our marketing segment operations generally consist of the following merchant activities:

•	the purchase of U.S. and Canadian crude oil at the wellhead and the bulk purchase of crude oil at pipeline and terminal facilities, as well as the purchase of foreign cargoes at their load port and various other locations in transit;

•	the storage of inventory during contango market conditions and the seasonal storage of LPG;

•	the purchase of refined products and LPG from producers, refiners and other marketers;

•	the resale or exchange of crude oil, refined products and LPG at various points along the distribution chain to refiners or other resellers to maximize profits; and

•	the transportation of crude oil, refined products and LPG on trucks, barges, railcars, pipelines and ocean-going vessels to our terminals and third-party terminals.

We believe our marketing activities are counter-cyclically balanced to produce a stable baseline of results in a variety of market conditions, while at the same time providing upside potential associated with opportunities inherent in volatile market conditions. This is achieved by utilizing storage facilities at major interchange and terminalling locations and various hedging strategies.

Except for pre-defined inventory positions, our policy is generally to purchase only product for which we have a market, to structure our sales contracts so that price fluctuations do not materially affect the segment profit we receive, and not to acquire and hold physical inventory, futures contracts or other derivative products for the purpose of speculating on outright commodity price changes.

In addition to substantial working inventories and working capital associated with its merchant activities, as of December 31, 2007, our marketing segment also owned crude oil and LPG classified as long-term assets and a variety of owned or leased physical assets throughout the United States and Canada, including approximately:

•	8 million barrels of crude oil and LPG linefill in pipelines owned by us;

•	1 million barrels of crude oil and LPG linefill in pipelines owned by third parties;

•	540 trucks and 710 trailers; and

•	1,400 railcars.

In connection with its operations, our marketing segment secures transportation and facilities services from our other two segments as well as third-party service providers under month-to-month and multi-year arrangements. Inter-segment transportation service rates are based on posted tariffs for pipeline transportation services or at the same rates as those charged to third-party shippers. Facilities segment services are also obtained at rates consistent with rates charged to third parties for similar services; however, certain terminalling and storage rates are discounted to our marketing segment to reflect the fact that these services may be canceled on short notice to enable the facilities segment to provide services to third parties.

Although certain activities in our marketing segment are affected by seasonal aspects, in general, seasonality does not have a material impact on our operations and segments.

Business Strategy

Our principal business strategy is to provide competitive and efficient midstream transportation, terminalling, storage and marketing services to our producer, refiner and other customers. Toward this end, we endeavor to address regional supply and demand imbalances for crude oil, refined products and LPG in the United States and Canada by combining the strategic location and capabilities of our transportation, terminalling and storage assets with our extensive marketing and distribution expertise.

We believe successful execution of this strategy will enable us to generate sustainable earnings and cash flow. We intend to grow our business by:

•	optimizing our existing assets and realizing cost efficiencies through operational improvements;

•	developing and implementing internal growth projects that (i) address evolving crude oil, refined products and LPG needs in the midstream transportation and infrastructure sector and (ii) are well positioned to benefit from long-term industry trends and opportunities;

•	utilizing our assets along the Gulf, West and East Coasts along with our Cushing Terminal and leased assets to optimize our presence in the waterborne importation of foreign crude oil;

•	expanding our presence in the refined products supply and marketing sector;

•	selectively pursuing strategic and accretive acquisitions of crude oil, refined products and LPG transportation, terminalling, storage and marketing assets and businesses that complement our existing asset base and distribution capabilities; and

•	using our terminalling and storage assets in conjunction with our marketing activities to capitalize on inefficient energy markets and to address physical market imbalances, mitigate inherent risks and increase margin.

PAA/Vulcan’s natural gas storage assets are also well-positioned to benefit from long-term industry trends and opportunities. PAA/Vulcan’s natural gas storage growth strategies are to develop and implement internal growth projects and to selectively pursue strategic and accretive natural gas storage projects and facilities. We also intend to prudently and economically leverage our asset base, knowledge base and skill sets to participate in other energy-related businesses that have characteristics and opportunities similar to, or that otherwise complement, our existing activities.

Financial Strategy

Targeted Credit Profile.  We believe that a major factor in our continued success is our ability to maintain a competitive cost of capital and access to the capital markets. We intend to maintain a credit profile that we believe is consistent with an investment grade credit rating. We have targeted a general credit profile with the following attributes:

•	an average long-term debt-to-total capitalization ratio of approximately 50%;

•	an average long-term debt-to-adjusted EBITDA multiple of approximately 3.5x (adjusted EBITDA is earnings before interest, taxes, depreciation and amortization, equity compensation plan charges and gains and losses attributable to Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended); and

•	an average adjusted EBITDA-to-interest coverage multiple of approximately 3.3x or better.

The first two of these three metrics include long-term debt as a critical measure. In certain market conditions, we also incur short-term debt in connection with marketing activities that involve the simultaneous purchase and forward sale of crude oil, refined products and LPG. The crude oil, refined products and LPG purchased in these transactions are hedged. We do not consider the working capital borrowings associated with this activity to be part of our long-term capital structure. These borrowings are self-liquidating as they are repaid with sales proceeds. We also incur short-term debt for New York Mercantile Exchange (“NYMEX”) and Intercontinental Exchange (“ICE”) margin requirements.

In order for us to maintain our targeted credit profile and achieve growth through internal growth projects and acquisitions, we intend to fund at least 50% of the capital requirements associated with these activities with equity and cash flow in excess of distributions. From time to time, we may be outside the parameters of our targeted credit profile as, in certain cases, these capital expenditures and acquisitions may be financed initially using debt or there may be delays in realizing anticipated synergies from acquisitions or contributions from capital expansion projects to adjusted EBITDA. At March 31, 2008, our long-term debt-to-total capitalization ratio was approximately 44% and our long-term debt-to-adjusted EBITDA multiple and our adjusted EBITDA-to-interest coverage multiple on a trailing twelve month basis were in line with or favorable to our targeted metric.

Credit Rating.  As of April 2008, our senior unsecured ratings with Standard & Poor’s Ratings Services and Moody’s Investors Service were BBB-, stable outlook, and Baa3, stable outlook, respectively, both of which are considered “investment grade” ratings. We have targeted the attainment of stronger investment grade ratings of mid-to high-BBB and Baa categories for Standard & Poor’s Ratings Services and Moody’s Investors Service, respectively. However, our current ratings might not remain in effect for any given period of time, we might not be able to attain the higher ratings we have targeted and one or both of these ratings might be lowered or withdrawn entirely by the ratings agency. A credit rating is not a recommendation to buy, sell or hold securities, and may be revised or withdrawn at any time.

Competitive Strengths

We believe that the following competitive strengths position us to successfully execute our principal business strategy:

•	Many of our transportation segment and facilities segment assets are strategically located and operationally flexible. The majority of our primary transportation segment assets are in crude oil service, are located in well-established oil producing regions and transportation corridors, and are connected, directly or indirectly, with our facilities segment assets located at major trading locations and premium markets that serve as gateways to major North American refinery and distribution markets where we have strong business relationships.

•	We possess specialized crude oil market knowledge. We believe our business relationships with participants in various phases of the crude oil distribution chain, from crude oil producers to refiners, as well as our own industry expertise, provide us with an extensive understanding of the North American physical crude oil markets.

•	Our crude oil marketing activities are counter-cyclically balanced. We believe the variety of activities provided by our marketing segment provides us with a counter-cyclical balance that generally affords us the flexibility (i) to maintain a base level of margin irrespective of crude oil market conditions and (ii), in certain circumstances, to realize incremental margin during volatile market conditions.

•	We have the evaluation, integration and engineering skill sets and the financial flexibility to continue to pursue acquisition and expansion opportunities. Over the past ten years, we have completed and integrated approximately 50 acquisitions with an aggregate purchase price of approximately $5.3 billion. We have also implemented internal expansion capital projects totaling over $1.3 billion. In addition, we believe we have significant resources to finance future strategic expansion and acquisition opportunities. As of March 31, 2008, we had approximately $1.2 billion available under our committed revolving credit facilities, subject to continued covenant compliance.

•	We have an experienced management team whose interests are aligned with those of our unitholders. Our executive management team has an average of more than 20 years of industry experience, and an average of more than 15 years with us or our predecessors and affiliates. In addition, through their ownership of common units, indirect interests in our general partner, grants of phantom units and the Class B units in Plains AAP, L.P., a Delaware limited partnership and the sole member of our general partner, our management team has a vested interest in our continued success.

We believe these competitive strengths will aid our efforts to expand our presence in the refined products, LPG and natural gas storage sectors.

Recent Developments

Rainbow Pipe Line Company Acquisition

On April 7, 2008, we announced that through our subsidiary, Plains Midstream Canada ULC, we have signed a definitive agreement to acquire all of the outstanding shares of Rainbow Pipe Line Company, Ltd. (“Rainbow”) for approximately C$540 million, subject to certain closing adjustments. At closing, we will also acquire approximately 1 million barrels of crude oil linefill, at a cost based upon crude oil prices at such time. The transaction is subject to receipt of regulatory approvals and satisfaction of customary closing conditions and is currently expected to close during the second quarter of 2008.

Rainbow’s assets consist of 480 miles of mainline crude oil pipeline extending to Edmonton, Alberta from the terminus of Enbridge’s Norman Wells Pipeline at Zama, Alberta, approximately 140 miles of gathering pipelines, approximately 570,000 barrels of tankage along the system and 1 million barrels of crude oil linefill. The system currently has a throughput capacity of approximately 200,000 barrels per day and 2007 volumes on the system averaged approximately 195,000 barrels per day. Volumes transported on the system consist of oil received from the Norman Wells Pipeline, light oil from areas adjacent to the system, and heavy oil from the Peace River oil sands deposit and the Wabasca area of the Athabasca oil sands deposit. The transaction includes long-term shipping agreements with the sellers, which encompass production in the area adjacent to the Rainbow system.

We anticipate substantially integrating these assets into our existing operations and realizing a meaningful amount of synergies within six months of closing, and also expect the acquisition to be accretive to distributable cash flow within that time period. Substantially all near-term synergies are expected to be realized within eighteen months following closing, and we anticipate that there will be additional synergies and capital investment opportunities for several years thereafter.

On April 17, 2008, we announced that in recognition of the synergy phase-in period, the desire to accelerate the benefits of the transaction to the limited partners and the desire to increase the overall distribution coverage ratio during such time period, our general partner has agreed to reduce the distributions otherwise payable to it for a six-quarter period following closing of the Rainbow acquisition. The incentive distributions otherwise payable to the owners of our general partner will be reduced by $2.5 million for each of the first two full quarters following the closing and $1.25 million for each of the four quarters thereafter. These reductions will total $10 million over an eighteen month period and are subject to the completion of the Rainbow acquisition.

Distribution Increase

On April 17, 2008, we announced a cash distribution of $0.865 per unit ($3.46 per unit on an annualized basis) on all of our outstanding limited partner units. The distribution will be payable on May 15, 2008 to holders of record of such units at the close of business on May 5, 2008. The units purchased in this offering will not be entitled to receive the distribution payable on May 15, 2008. The distribution represents an increase of approximately 6.5% over the quarterly distribution of $0.8125 per unit paid in May 2007 and an increase of approximately 1.8% over the February 2008 distribution of $0.85 per unit.

Notes Offering

On April 23, 2008, we completed a private placement of $600 million of our 6.5% Senior Notes due 2018.

The Offering

Common units we are offering	common units; common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	common units if the underwriters do not exercise their option to purchase additional common units and common units if the underwriters exercise their option to purchase additional common units in full.

Use of proceeds	We intend to use the net proceeds from this offering of approximately $ million, including our general partner’s proportionate capital contribution after deducting the underwriting discounts and commissions and estimated offering expenses, to reduce outstanding borrowings under our credit facilities, which may be reborrowed to fund our capital program, including the acquisition of Rainbow and other acquisitions, and for general partnership purposes. Affiliates of Wachovia Capital Markets, LLC, Citigroup Global Markets, UBS Securities LLC, J.P. Morgan Securities, Inc. and RBC Capital Markets Corporation, are lenders under our credit facilities, and accordingly, will receive a substantial portion of the proceeds from this offering pursuant to the repayment of borrowings under such facilities.

Cash distributions	Under our partnership agreement, we must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its discretion. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement.

Under the quarterly incentive distribution provisions in our partnership agreement, generally our general partner is entitled, following the distribution of our minimum quarterly distribution of $0.45 per common unit and without duplication, to 15% of amounts we distribute until each unitholder receives a total of $0.495 per common unit, 25% of amounts we distribute until each unitholder receives a total of $0.675 per common unit and 50% thereafter. For a description of our cash distribution policy, please read “Cash Distribution Policy” in the accompanying prospectus.

On April 17, 2008, we announced that in recognition of the synergy phase-in period, the desire to accelerate the benefits of the transaction to the limited partners and the desire to increase the overall distribution coverage ratio during such time period, our general partner has agreed to reduce the distributions otherwise payable to it for a six-quarter period following closing of the Rainbow acquisition. The incentive distributions otherwise payable to the owners of our general partner will be reduced by $2.5 million for each of the first two full quarters following the closing and $1.25 million for each of the four quarters thereafter. These reductions will total $10 million over an eighteen month period and are subject to the completion of the Rainbow acquisition.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for the distribution for the period ending December 31, 2010, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. Please read “Tax Considerations” in this prospectus supplement for the basis of this estimate.

New York Stock Exchange symbol	PAA.

RISK FACTORS

Before making an investment in the common units offered hereby, you should carefully consider the risk factors beginning on page 5 of the accompanying prospectus, those included in Item 1A. “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2007 and those included in our quarterly report on Form 10-Q for the quarter ended March 31, 2008, together with all of the other information included or incorporated by reference in this prospectus. If any of these risks were to occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common units could decline, and you could lose all or part of your investment.

USE OF PROCEEDS

The net proceeds of this offering will be approximately $       million, including our general partner’s proportionate capital contribution, after deducting the underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering (as well as the proceeds from any exercise of the underwriters’ option to purchase additional common units) to reduce outstanding borrowings under our credit facilities, which may be re-borrowed to fund our capital program, including the acquisition of Rainbow and other acquisitions, and for general partnership purposes. Affiliates of Wachovia Capital Markets, LLC, Citigroup Global Markets Inc., UBS Securities LLC, J.P. Morgan Securities, Inc. and RBC Capital Markets Corporation are lenders under our credit facilities, and accordingly, will receive a substantial portion of the proceeds from this offering pursuant to the repayment of borrowings under such facilities. At March 31, 2008, we had approximately $710 million of debt outstanding under our revolving credit facilities with a weighted average interest rate of 3.5%. Substantially all of the borrowings we are repaying were used for (i) hedging LPG and crude oil inventory, (ii) NYMEX and ICE margin deposits and (iii) working capital requirements.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

As of May 1, 2008, we had 115,981,676 common units outstanding, held by approximately 69,000 holders, including common units held in street name. Our common units are traded on the New York Stock Exchange under the symbol “PAA.”

The following table sets forth, for the periods indicated, the high and low sales prices for the common units, as reported on the New York Stock Exchange Composite Transactions Tape, and quarterly cash distributions declared per common unit. The last reported sale price of common units on the New York Stock Exchange on May 5, 2008 was $47.53 per common unit.

	Common Unit		Cash
	Price Range		Distributions
	High	Low	Per Unit(1)

2006
First Quarter	$47.00	$39.81	$0.7075
Second Quarter	48.92	42.81	0.7250
Third Quarter	47.35	43.21	0.7500
Fourth Quarter	53.23	45.20	0.8000
2007
First Quarter	$59.33	$49.56	$0.8125
Second Quarter	64.82	56.32	0.8300
Third Quarter	65.24	52.01	0.8400
Fourth Quarter	57.09	46.25	0.8500
2008
First Quarter	$52.44	$43.93	$0.8650	(2)
Second Quarter (through May 5, 2008)	50.96	46.28	—	(3)

(1)	Represents cash distributions attributable to the quarter and paid within 45 days after the quarter.

(2)	On April 17, 2008, we announced a cash distribution of $0.8650 per unit on all of our outstanding common units. This distribution will be payable on May 15, 2008 to the holders of record of such units at the close of business on May 5, 2008.

(3)	Cash distributions in respect of the second quarter of 2008 have not been declared or paid.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2008 (1) on a historical, unaudited basis, (2) as adjusted for our recent private placement of $600 million of 6.5% Senior Notes due 2018 and the application of the net proceeds therefrom and (3) as further adjusted to give effect to the sale of the common units offered by this prospectus supplement, the application of the net proceeds therefrom and our general partner’s proportionate capital contribution, net of offering expenses. This information should be read in conjunction with our financial statements and the notes thereto that are incorporated by reference into this prospectus.

	March 31, 2008
		As Adjusted	As Further
		for Notes	Adjusted for this
	Actual	Offering	Offering
	(In millions)

Cash and cash equivalents	$17	$17	$

Short-term debt(1)	$700	$108	$

Long-term debt:
Long-term debt under credit facilities and other(1)	$13	$13	$
Senior notes, net of unamortized net premium and discount	2,623	3,219

Total long-term debt	2,636	3,232

Partners’ capital:
Common unitholders	$3,251	$3,251	$
General partner	79	79

Total partners’ capital	3,330	3,330

Total capitalization	$5,966	$6,562	$

(1)	At March 31, 2008, we have classified $284 million of borrowings under our senior unsecured revolving credit facility as short-term. These borrowings are designated as working capital borrowings, must be repaid within one year and are primarily for hedged LPG and crude oil inventory and NYMEX and ICE margin deposits.

TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Tax Considerations” in the accompanying prospectus, as updated and supplemented by the discussion included herein. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences particular to your circumstances.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other tax matter affecting us. Instead we rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions, we will be treated as a partnership for federal income tax purposes. If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Tax Consequences of Unit Ownership

Ratio of Taxable Income to Distributions.  We estimate that a purchaser of common units in this offering who holds those common units from the date of closing of this offering through December 31, 2010 will be allocated an amount of federal taxable income for that period that will be less than 20% of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the current quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if our gross income from operations exceeds the amount required to maintain current distributions on all units, yet we only distribute the current distributions on all units; or we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Tax Rates.  In general, the highest effective U.S. federal income tax rate for individuals is currently 35%, and the maximum U.S. federal income tax rate for net capital gains of an individual where the asset disposed of was held for more than twelve months at the time of disposition, is currently 15%. Such long term capital gains rate for individuals is scheduled to remain at 15% for years 2008 through 2010 and then increase to 20% beginning January 1, 2011.

Tax Treatment of Operations

Section 754 Election.

Our method of depreciating the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized book-tax disparity is consistent with the methods employed by other publicly traded partnerships, but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6). If we determine that our position may no longer be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach that we apply may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “Uniformity of Units” in the accompanying prospectus. A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that potentially understates deductions will overstate the unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “Tax Considerations — Disposition of Common Units — Recognition of Gain or Loss” in the accompanying prospectus. The IRS may challenge our position with respect to depreciating the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors.

Ownership of common units by tax-exempt entities and non-U.S. investors raises issues unique to such persons. Tax-exempt entities and non-U.S. investors are encouraged to consult with your own tax advisor about the federal, state, local and foreign tax consequences particular to your circumstances before investing. Please read “Tax Considerations — Tax-Exempt Organizations and Other Investors” in the accompanying prospectus.

Administrative Matters.

Accuracy-Related Penalties.  A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

UNDERWRITING

Wachovia Capital Markets, LLC, Citigroup Global Markets Inc. and UBS Securities LLC are acting as joint book-running managers of the underwritten offering and representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Number of
Underwriter	Common Units

Wachovia Capital Markets, LLC
Citigroup Global Markets Inc.
UBS Securities LLC
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
J.P. Morgan Securities, Inc.
Morgan Keegan & Company, Inc.
Oppenheimer & Co. Inc.
Raymond James & Associates, Inc.
RBC Capital Markets Corporation
Total

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the common units (other than those covered by the over-allotment option to purchase additional common units described below) if they purchase any of the common units.

The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the common units to dealers at the public offering price less a concession not to exceed $      per common unit. If all of the common units are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to      additional common units at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment.

We, our general partner, certain officers and directors of our general partner and certain of their affiliates and Vulcan Energy Corporation have agreed that, for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of the representatives, offer, sell, contract to sell, pledge or otherwise dispose of any common units or any securities convertible into, or exercisable or exchangeable for or that represent the right to receive common units or any securities that are senior to or pari passu with common units, including the grant of any options or warrants to purchase common units. Kayne Anderson MLP Investment Company, Kayne Anderson Energy Total Return Fund and Kayne Anderson Energy Development Company, which collectively own 4,601,056 common units and which are affiliated with Robert V. Sinnott, a director of our general partner, are not subject to this agreement and may sell some or all of their common units during the lock-up period. This agreement also will not apply to grants under existing employee benefit plans (including long-term incentive plans adopted by our general partner, Plains AAP, L.P. or Plains All American GP LLC), to issuances of common units or any securities convertible or exchangeable into common units as payment of any part of the purchase price in connection with acquisitions by us and our affiliates or any third parties, to certain sales of common units by the officers or directors of the company that controls our general partner to pay tax liabilities associated with the vesting of units or exercise of options, to issuances or deliveries of common units in connection with the conversion, vesting or exercise of securities (including long-term incentive plan awards, options and warrants) currently outstanding, or to sales of common units in connection with the exercise, cancellation or other disposition of options under the general partner’s Performance Option Plan. The representatives, in their sole discretion, may release any of the common units subject to these lock-up agreements at any time without notice.

Our common units are listed on the New York Stock Exchange under the symbol “PAA.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	No Exercise	Full Exercise

Per Common Unit	$	$
Total	$	$

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of common units to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of common units made in an amount up to the number of common units represented by the underwriters’ over-allotment option. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase units through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of common units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $300,000.

Some of the underwriters and their affiliates have performed investment and commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Affiliates of Wachovia Capital Markets, LLC, Citigroup Global Markets Inc., UBS Securities LLC, J.P. Morgan Securities, Inc. and RBC Capital Markets Corporation are lenders under our credit facilities and accordingly will receive a substantial portion of the proceeds from this offering pursuant to the repayment of borrowings under such facilities. Affiliates of Wachovia Capital Markets, LLC beneficially own a 4.2% interest in our general partner as well as 394,824 of our common units.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. The common units will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than this prospectus supplement and the accompanying prospectus in electronic format, information contained in any website maintained by an underwriter is not part of this prospectus supplement or the accompanying prospectus or registration statement of which the accompanying prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common units. The underwriters are not responsible for information contained in websites that they do not maintain.

We, together with our subsidiary operating partnerships and their general partner, our general partner and the entities that control our general partner, have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Affiliates of Kayne Anderson Capital Advisors will be purchasing for their own account approximately 100,000 common units offered hereby.

Because the Financial Industry Regulatory Authority views our common units as interests in a direct participation program, this offering is being made in compliance with Rule 2810 of the NASD Conduct Rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

LEGAL MATTERS

Vinson & Elkins L.L.P. will issue opinions about the validity of the common units offered hereby and various other legal matters in connection with the offering on our behalf. Baker Botts L.L.P., the underwriters’ counsel, will also issue opinions about various legal matters in connection with the offering on behalf of the underwriters.

EXPERTS

The financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2007, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report incorporated by reference herein.

The balance sheet as of December 31, 2007 of PAA GP LLC incorporated in this prospectus by reference to Plains All American Pipeline, L.P.’s Current Report on Form 8-K filed March 10, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report incorporated by reference herein.

WHERE YOU CAN FIND MORE INFORMATION

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” information we file with it. This procedure means that we can disclose important information to you by referring you to documents filed with the SEC. The information we incorporate by reference is part of this prospectus supplement and later information that we file with the SEC (excluding any information furnished and not filed pursuant to any Current Report on Form 8-K) will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;

•	Current Report on Form 8-K filed with the SEC on January 4, 2008 (amendment of the Limited Partnership Agreement of Plains AAP, L.P. and the Limited Liability Company Agreement of Plains All American GP LLC, modifications to the Class B Restricted Units Agreements and assignment of general partnership interest of the general partnership interest in Plains AAP, L.P.);

•	Current Report on Form 8-K filed with the SEC on March 10, 2008 (audited balance sheet of PAA GP LLC as of December 31, 2007);

•	Current Report on Form 8-K filed (other than Items 7.01 and 9.01, which were furnished) with the SEC on April 7, 2008 (execution of Rainbow Pipe Line Company acquisition agreement);

•	Current Report on Form 8-K filed with the SEC on April 15, 2008 (amendment to Limited Partnership Agreement of Plains All American Pipeline, L.P.);

•	Current Report on Form 8-K filed (other than Item 7.01, which was furnished) with the SEC on April 18, 2008 (announcement of debt offering);

•	Current Report on Form 8-K filed (other than Items 7.01 and 9.01, which were furnished) with the SEC on April 18, 2008 (announcement of Rainbow IDR reduction); and

•	Current Report on Form 8-K filed (other than Item 7.01, which was furnished) with the SEC on April 23, 2008 (documentation related to debt offering).

You may request a copy of these filings at no cost by making written or telephone requests for copies to:

Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston, Texas 77002
Attention: Tim Moore
Telephone: (713) 646-4100

FORWARD-LOOKING STATEMENTS

All statements included or incorporated by reference in this prospectus supplement, other than statements of historical fact, are forward-looking statements, including but not limited to statements identified by the words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend” and “forecast,” and similar expressions and statements regarding our business strategy, plans and objectives of our management for future operations. The absence of these words, however, does not mean that the statements are not forward looking. These statements reflect our current views with respect to future events, based on what we believe are reasonable assumptions. Certain factors could cause actual results to differ materially from results anticipated in the forward-looking statements. These factors include, but are not limited to:

•	our ability to consummate the Rainbow acquisition and the successful integration and future performance of the acquired operations;

•	future developments and circumstances at the time distributions are declared;

•	failure to implement or capitalize on planned internal growth projects;

•	the success of our risk management activities;

•	environmental liabilities or events that are not covered by an indemnity, insurance or existing reserves;

•	maintenance of our credit rating and ability to receive open credit from our suppliers and trade counterparties;

•	abrupt or severe declines or interruptions in outer continental shelf production located offshore California and transported on our pipeline systems;

•	shortages or cost increases of power supplies, materials or labor;

•	the availability of adequate third-party production volumes for transportation and marketing in the areas in which we operate (including on the Rainbow system), and other factors that could cause declines in volumes shipped on our pipelines by us and third-party shippers, such as declines in production from existing oil and gas reserves or failure to develop additional oil and gas reserves;

•	fluctuations in refinery capacity in areas supplied by our mainlines, and other factors affecting demand for various grades of crude oil, refined products and natural gas and resulting changes in pricing conditions or transportation throughput requirements;

•	the availability of, and our ability to consummate, acquisition or combination opportunities;

•	our access to capital to fund additional acquisitions and our ability to obtain debt or equity financing on satisfactory terms;

•	successful integration and future performance of acquired assets or businesses and the risks associated with operating in lines of business that are distinct and separate from our historical operations;

•	unanticipated changes in crude oil market structure and volatility (or lack thereof);

•	the impact of current and future laws, rulings and governmental regulations;

•	the effects of competition;

•	continued creditworthiness of, and performance by, our counterparties, including financial institutions and trading companies with which we do business;

•	interruptions in service and fluctuations in tariffs or volumes on third-party pipelines;

•	increased costs or lack of availability of insurance;

•	fluctuations in the debt and equity markets, including the price of our units at the time of vesting under our long-term incentive plans;

•	the currency exchange rate of the Canadian dollar;

•	weather interference with business operations or project construction;

•	risks related to the development and operation of natural gas storage facilities;

•	general economic, market or business conditions; and

•	other factors and uncertainties inherent in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas related petroleum products.

Other factors described herein or incorporated by reference, or factors that are unknown or unpredictable, could also have a material adverse effect on future results. Please read “Risk Factors” beginning on page S-9 of this prospectus supplement, beginning on page 5 of the accompanying prospectus, in Item 1A. “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2007 and in our quarterly report on Form 10-Q for the quarter ended March 31, 2008. Except as required by securities laws applicable to the documents incorporated by reference, we do not intend to update these forward-looking statements and information.

PROSPECTUS

$2,000,000,000

Plains All American Pipeline, L.P.
PAA Finance Corp.

Common Units
Debt Securities

We may from time to time offer the following securities under this prospectus:

•	common units representing limited partner interests in Plains All American Pipeline, L.P.; and

•	debt securities of Plains All American Pipeline, L.P.

PAA Finance Corp. may act as co-issuer of the debt securities, and all other subsidiaries of Plains All American Pipeline, L.P., other than “minor” subsidiaries as such item is interpreted in securities regulations governing financial reporting for guarantors, may guarantee the debt securities.

Our common units are traded on the New York Stock Exchange under the symbol “PAA.”

Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. You should also read the documents we have referred you to in the “Where You Can Find More Information” section of this prospectus for information on us and for our financial statements.

Limited partnerships are inherently different from corporations. You should consider each of the factors described under “Risk Factors,” which begin on page 5, in deciding whether or not to buy any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 22, 2005.

Table of Contents

ABOUT THIS PROSPECTUS	i
WHERE YOU CAN FIND MORE INFORMATION	1
FORWARD-LOOKING STATEMENTS	2
WHO WE ARE	3
RISK FACTORS	5
USE OF PROCEEDS	13
RATIO OF EARNINGS TO FIXED CHARGES	13
DESCRIPTION OF OUR DEBT SECURITIES	13
DESCRIPTION OF OUR COMMON UNITS	21
CASH DISTRIBUTION POLICY	23
DESCRIPTION OF OUR PARTNERSHIP AGREEMENT	26
TAX CONSIDERATIONS	29
PLAN OF DISTRIBUTION	42
LEGAL MATTERS	43
EXPERTS	43

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf ” registration process. Under this shelf process, we may offer from time to time up to $2,000,000,000 of our securities. Each time we offer securities, we will provide you with a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering, including, in the case of debt securities, the specific terms of the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Therefore, before you invest in our securities, you should read this prospectus and any attached prospectus supplements.

In this registration statement, the terms “we,” “our,” “ours,” and “us” refer to Plains All American Pipeline, L.P. and its subsidiaries, unless otherwise indicated or the context requires otherwise.

i

WHERE YOU CAN FIND MORE INFORMATION

We are “incorporating by reference” into this prospectus information we file with the SEC. This procedure means that we can disclose important information to you by referring you to documents filed with the SEC. The information we incorporate by reference is part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by Plains All American Pipeline, L.P. with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished and not filed with the SEC) until all offerings under this shelf registration statement are completed or after the date on which the registration statement that includes this prospectus was initially filed with the SEC and before the effectiveness of such registration statement:

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Current Reports on Forms 8-K filed on January 26, 2005; February 23, 2005; March 8, 2005; April 1, 2005; April 8, 2005; April 21, 2005; April 25, 2005; May 12, 2005; May 25, 2005; and May 31, 2005; and

•	the description of our common units contained in our Form 8-A/A dated November 3, 1998.

You may request a copy of these filings at no cost by making written or telephone requests for copies to:

Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston, Texas 77002
Attention: Tim Moore
Telephone: (713) 646-4100

Additionally, you may read and copy any materials that we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding us. The SEC’s website address is www.sec.gov.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included or incorporated by reference in this prospectus or the accompanying prospectus supplement are forward-looking statements, including, but not limited to, statements identified by the words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend” and “forecast,” and similar expressions and statements regarding our business strategy, plans and objectives of our management for future operations. These statements reflect our current views with respect to future events, based on what we believe are reasonable assumptions. Certain factors could cause actual results to differ materially from results anticipated in the forward-looking statements. These factors include, but are not limited to:

•	abrupt or severe production declines or production interruptions in outer continental shelf production located offshore California and transported on our pipeline system;

•	the success of our risk management activities;

•	the availability of, and our ability to consummate, acquisition or combination opportunities;

•	our access to capital to fund additional acquisitions and our ability to obtain debt or equity financing on satisfactory terms;

•	successful integration and future performance of acquired assets or businesses;

•	environmental liabilities or events that are not covered by an indemnity, insurance or existing reserves;

•	maintenance of our credit rating and ability to receive open credit from our suppliers and trade counter-parties;

•	declines in volumes shipped on the Basin Pipeline, Capline Pipeline and our other pipelines by third party shippers;

•	the availability of adequate third party production volumes for transportation and marketing in the areas in which we operate;

•	successful third party drilling efforts in areas in which we operate pipelines or gather crude oil;

•	demand for various grades of crude oil and resulting changes in pricing conditions or transmission throughput requirements;

•	fluctuations in refinery capacity in areas supplied by our transmission lines;

•	the effects of competition;

•	continued creditworthiness of, and performance by, counter-parties;

•	the impact of crude oil price fluctuations;

•	the impact of current and future laws, rulings and governmental regulations;

•	shortages or cost increases of power supplies, materials or labor;

•	weather interference with business operations or project construction;

•	the currency exchange rate of the Canadian dollar;

•	fluctuations in the debt and equity markets, including the price of our units at the time of vesting under our Long-Term Incentive Plan; and

•	general economic, market or business conditions.

Other factors described herein or incorporated by reference, or factors that are unknown or unpredictable, could also have a material adverse effect on future results. Please read “Risk Factors” beginning on page 5 of this prospectus. Except as required by securities laws applicable to the documents incorporated by reference, we do not intend to update these forward-looking statements and information.

WHO WE ARE

We are engaged in interstate and intrastate crude oil transportation, and crude oil gathering, marketing, terminalling and storage, as well as the marketing and storage of liquefied petroleum gas and natural gas related petroleum products. We refer to liquefied petroleum gas and natural gas related petroleum products collectively as “LPG.” We have an extensive network of pipeline transportation, storage and gathering assets in key oil producing basins and at major market hubs in the United States and Canada. Our operations can be categorized into two primary business activities: crude oil pipeline transportation operations and gathering, marketing, terminalling and storage operations.

Our principal business strategy is to efficiently and competitively provide services to our customers, while capitalizing on the regional crude oil supply and demand imbalances that exist in the United States and Canada by combining the strategic location and distinctive capabilities of our transportation and terminalling assets with our extensive marketing and distribution expertise to generate sustainable earnings and cash flow.

We intend to execute our business strategy by:

•	increasing and optimizing throughput on our existing pipeline and gathering assets and realizing cost efficiencies through operational improvements;

•	utilizing our Cushing Terminal and our other assets to service the needs of refiners and to profit from merchant activities that take advantage of crude oil pricing and quality differentials;

•	utilizing assets we have recently acquired along the Gulf Coast and our Cushing Terminal to increase our presence in the importation of foreign crude through Gulf of Mexico receipt facilities to U.S. refiners;

•	selectively pursuing strategic and accretive acquisitions of crude oil transportation assets, including pipelines, gathering systems, terminalling and storage facilities and other assets that complement our existing asset base and distribution capabilities;

•	optimizing and expanding our Canadian operations and our presence in certain areas of the U.S. to take advantage of anticipated increases in the volume and qualities of crude oil produced in these areas as well as increased foreign crude import activities in the Gulf Coast area; and

•	prudently and economically leveraging our asset base, knowledge base and skill sets to participate in energy businesses that are closely related to, or significantly intertwined with, the crude oil business.

To a lesser degree, we also engage in a similar business strategy with respect to the wholesale marketing and storage of LPG, which we began as a result of an acquisition in mid-2001.

Plains All American Pipeline, L.P. is a Delaware limited partnership. PAA Finance was incorporated under the laws of the State of Delaware in February 2001, is indirectly wholly owned by Plains All American Pipeline, and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto. Plains AAP, L.P., a Delaware limited partnership, serves as our general partner. Plains All American GP LLC is the general partner of Plains AAP, L.P. Our U.S. operations are conducted through, and our operating assets are owned by, Plains Marketing, L.P., a Delaware limited partnership, and Plains Pipeline, L.P., a Texas limited partnership. Our Canadian operations are conducted through, and our Canadian operating assets are owned by, Plains Marketing Canada, L.P., a Canadian limited partnership.

Our principal executive offices are located at 333 Clay Street, Suite 1600, Houston, Texas 77002, and our phone number is (713) 646-4100.

Recent Developments

Capital Expenditures

We estimate that capital expenditures for expansion projects will be approximately $180 million during 2005, an $80 million increase over the estimate provided in our Annual Report on Form 10-K for the year ended December 31, 2004. This increase results primarily from additional organic growth projects, including the recently announced construction of a St. James, Louisiana crude oil storage facility. We estimate the total project cost for the St. James facility will be approximately $70 million, of which approximately $21 million will be spent in 2005.

RISK FACTORS

You should carefully consider the following risk factors together with all of the other information included or incorporated by reference in this prospectus in evaluating an investment in Plains All American Pipeline. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

Risks Related to Our Business

The level of our profitability is dependent upon an adequate supply of crude oil from fields located offshore and onshore California. Production from these offshore fields has experienced substantial production declines since 1995.

A significant portion of our segment profit is derived from pipeline transportation margins associated with the Santa Ynez and Point Arguello fields located offshore California. We expect that there will continue to be natural production declines from each of these fields as the underlying reservoirs are depleted. We estimate that a 5,000 barrel per day decline in volumes shipped from these fields would result in a decrease in annual pipeline segment profit of approximately $3.2 million. In addition, any significant production disruption from the Santa Ynez field due to production problems, transportation problems or other reasons could have a material adverse effect on our business.

Our trading policies cannot eliminate all price risks.  In addition, any non-compliance with our trading policies could result in significant financial losses.

Generally, it is our policy that we establish a margin for crude oil purchased by selling crude oil for physical delivery to third party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation under futures contracts on the NYMEX and over the counter. Through these transactions, we seek to maintain a position that is substantially balanced between purchases, on the one hand, and sales or future delivery obligations, on the other hand. Our policy is generally not to acquire and hold crude oil, futures contracts or derivative products for the purpose of speculating on price changes. These policies and practices cannot, however, eliminate all price risks. For example, any event that disrupts our anticipated physical supply of crude oil could expose us to risk of loss resulting from price changes. Moreover, we are exposed to some risks that are not hedged, including certain basis risks and price risks on certain of our inventory, such as pipeline linefill, which must be maintained in order to transport crude oil on our pipelines. In addition, we engage in a controlled trading program for up to an aggregate of 500,000 barrels of crude oil. Although this activity is monitored independently by our risk management function, it exposes us to price risks within predefined limits and authorizations.

In addition, our trading operations involve the risk of non-compliance with our trading policies. For example, we discovered in November 1999 that our trading policy was violated by one of our former employees, which resulted in aggregate losses of approximately $181.0 million. We have taken steps within our organization to enhance our processes and procedures to detect future unauthorized trading. We cannot assure you, however, that these steps will detect and prevent all violations of our trading policies and procedures, particularly if deception or other intentional misconduct is involved.

If we do not make acquisitions on economically acceptable terms our future growth may be limited.

Our ability to grow is substantially dependent on our ability to make acquisitions that result in an increase in adjusted operating surplus per unit. If we are unable to make such accretive acquisitions either because (i) we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with them, (ii) we are unable to raise financing for such acquisitions on economically acceptable terms or (iii) we are outbid by competitors, our future growth will be limited.

In particular, competition for midstream assets and businesses has intensified substantially and as a result such assets and businesses have become more costly. As a result, we may not be able to complete the number or size of acquisitions that we have targeted internally or to continue to grow as quickly as we have historically.

Our acquisition strategy requires access to new capital. Tightened capital markets or other factors which increase our cost of capital could impair our ability to grow.

Our business strategy is substantially dependent on acquiring additional assets or operations. We continuously consider and enter into discussions regarding potential acquisitions. These transactions can be effected quickly, may occur at any time and may be significant in size relative to our existing assets and operations. Any material acquisition will require access to capital. Any limitations on our access to capital or increase in the cost of that capital could significantly impair our ability to execute our acquisition strategy. Our ability to maintain our targeted credit profile, including maintaining our credit ratings, could impact our cost of capital as well as our ability to execute our acquisition strategy.

Our acquisition strategy involves risks that may adversely affect our business.

Any acquisition involves potential risks, including:

•	performance from the acquired assets and businesses that is below the forecasts we used in evaluating the acquisition;

•	a significant increase in our indebtedness and working capital requirements;

•	the inability to timely and effectively integrate the operations of recently acquired businesses or assets;

•	the incurrence of substantial unforeseen environmental and other liabilities arising out of the acquired businesses or assets, including liabilities arising from the operation of the acquired businesses or assets prior to our acquisition;

•	customer or key employee loss from the acquired businesses; and

•	the diversion of management’s attention from other business concerns.

Any of these factors could adversely affect our ability to achieve anticipated levels of cash flows from our acquisitions, realize other anticipated benefits and our ability to pay distributions or meet our debt service requirements.

The nature of our assets and business could expose us to significant compliance costs and liabilities.

Our operations involving the storage, treatment, processing, and transportation of liquid hydrocarbons including crude oil are subject to stringent federal, state, and local laws and regulations governing the discharge of materials into the environment, and otherwise relating to protection of the environment, operational safety and related matters. Compliance with these laws and regulations increases our overall cost of business, including our capital costs to construct, maintain and upgrade equipment and facilities, or claims for damages to property or persons resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial liabilities, the issuance of injunctions that may restrict or prohibit our operations, or claims of damages to property or persons resulting from our operations. The laws and regulations applicable to our operations are subject to change, and we cannot provide any assurance that compliance with current and future laws and regulations will not have a material effect on our results of operations or earnings. A discharge of hazardous liquids into the environment could, to the extent such event is not insured, subject us to substantial expense, including both the cost to comply with applicable laws and regulations and liability to private parties for personal injury or property damage.

The profitability of our pipeline operations depends on the volume of crude oil shipped.

Third party shippers generally do not have long term contractual commitments to ship crude oil on our pipelines. A decision by a shipper to substantially reduce or cease to ship volumes of crude oil on our pipelines could cause a significant decline in our revenues. For example, we estimate that an average 20,000 barrel per day variance in the Basin Pipeline System within the current operating window, equivalent to an approximate 7% volume variance on that system, would change annualized segment profit by approximately $1.7 million. In addition, we estimate that an average 10,000 barrel per day variance on the Capline Pipeline System, equivalent to an approximate 7% volume variance on that system, would change annualized segment profit by approximately $1.5 million.

The success of our business strategy to increase and optimize throughput on our pipeline and gathering assets is dependent upon our securing additional supplies of crude oil.

Our operating results are dependent upon securing additional supplies of crude oil from increased production by oil companies and aggressive lease gathering efforts. The ability of producers to increase production is dependent on the prevailing market price of oil, the exploration and production budgets of the major and independent oil companies, the depletion rate of existing reservoirs, the success of new wells drilled, environmental concerns, regulatory initiatives and other matters beyond our control. There can be no assurance that production of crude oil will rise to sufficient levels to cause an increase in the throughput on our pipeline and gathering assets.

Our operations are dependent upon demand for crude oil by refiners in the Midwest and on the Gulf Coast. Any decrease in this demand could adversely affect our business.

Demand for crude oil is dependent upon the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce demand. Demand also depends on the ability and willingness of shippers having access to our transportation assets to satisfy their demand by deliveries through those assets, and any decrease in this demand could adversely affect our business.

We face intense competition in our gathering, marketing, terminalling and storage activities.

Our competitors include other crude oil pipelines, the major integrated oil companies, their marketing affiliates, and independent gatherers, brokers and marketers of widely varying sizes, financial resources and experience. Some of these competitors have capital resources many times greater than ours and control greater supplies of crude oil. We estimate that a $0.01 variance in the average segment profit per barrel would have an approximate $2.5 million annual effect on segment profit.

The profitability of our gathering and marketing activities is generally dependent on the volumes of crude oil we purchase and gather.

To maintain the volumes of crude oil we purchase, we must continue to contract for new supplies of crude oil to offset volumes lost because of natural declines in crude oil production from depleting wells or volumes lost to competitors. Replacement of lost volumes of crude oil is particularly difficult in an environment where production is low and competition to gather available production is intense. Generally, because producers experience inconveniences in switching crude oil purchasers, such as delays in receipt of proceeds while awaiting the preparation of new division orders, producers typically do not change purchasers on the basis of minor variations in price. Thus, we may experience difficulty acquiring crude oil at the wellhead in areas where there are existing relationships between producers and other gatherers and purchasers of crude oil. We estimate that a 15,000 barrel per day decrease in barrels gathered by us would have an approximate $2.8 million per year negative impact on segment profit. This impact is based on a reasonable margin throughout various market conditions. Actual margins vary based on the location of the crude oil, the strength or weakness of the market and the grade or quality of crude oil.

Loss of credit rating or the ability to receive open credit could negatively affect our ability to capitalize on a volatile market

We believe that, because of our strategic asset base and complementary business model, we will continue to benefit from swings in market prices and shifts in market structure during periods of volatility in the crude oil market. Our ability to capture that benefit, however, is subject to numerous risks and uncertainties, including our maintaining an attractive credit rating and continuing to receive open credit from our suppliers and trade counter-parties.

We are exposed to the credit risk of our customers in the ordinary course of our gathering and marketing activities.

There can be no assurance that we have adequately assessed the credit worthiness of our existing or future counterparties or that there will not be an unanticipated deterioration in their credit worthiness, which could have an adverse impact on us.

In those cases in which we provide division order services for crude oil purchased at the wellhead, we may be responsible for distribution of proceeds to all parties. In other cases, we pay all of or a portion of the production proceeds to an operator who distributes these proceeds to the various interest owners. These arrangements expose us to operator credit risk, and there can be no assurance that we will not experience losses in dealings with other parties.

Our pipeline assets are subject to federal, state and provincial regulation.

Our domestic interstate common carrier pipelines are subject to regulation by the Federal Energy Regulatory Commission (FERC) under the Interstate Commerce Act. The Interstate Commerce Act requires that tariff rates for petroleum pipelines be just and reasonable and non-discriminatory. We are also subject to the Pipeline Safety Regulations of the U.S. Department of Transportation. Our intrastate pipeline transportation activities are subject to various state laws and regulations as well as orders of regulatory bodies.

Our Canadian pipeline assets are subject to regulation by the National Energy Board and by provincial agencies. With respect to a pipeline over which it has jurisdiction, each of these Canadian agencies has the power to determine the rates we are allowed to charge for transportation on such pipeline. The extent to which regulatory agencies can override existing transportation contracts has not been fully decided.

Our pipeline systems are dependent upon their interconnections with other crude oil pipelines to reach end markets.

Reduced throughput on these interconnecting pipelines as a result of testing, line repair, reduced operating pressures or other causes could result in reduced throughput on our pipeline systems that would adversely affect our profitability.

Fluctuations in demand can negatively affect our operating results.

Fluctuations in demand for crude oil, such as caused by refinery downtime or shutdown, can have a negative effect on our operating results. Specifically, reduced demand in an area serviced by our transmission systems will negatively affect the throughput on such systems. Although the negative impact may be mitigated or overcome by our ability to capture differentials created by demand fluctuations, this ability is dependent on location and grade of crude oil, and thus is unpredictable.

The terms of our indebtedness may limit our ability to borrow additional funds or capitalize on business opportunities.

As of March 31, 2005, our total outstanding long-term debt was approximately $930 million. Various limitations in our indebtedness may reduce our ability to incur additional debt, to engage in some transactions and to capitalize on business opportunities. Any subsequent refinancing of our current indebtedness or any new indebtedness could have similar or greater restrictions.

Changes in currency exchange rates could adversely affect our operating results.

Because we conduct operations in Canada, we are exposed to currency fluctuations and exchange rate risks that may adversely affect our results of operations.

Cash distributions are not guaranteed and may fluctuate with our performance and the establishment of financial reserves.

Because distributions on the common units are dependent on the amount of cash we generate, distributions may fluctuate based on our performance. The actual amount of cash that is available to be distributed each quarter will depend on numerous factors, some of which are beyond our control and the control of the general partner. Cash distributions are dependent primarily on cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when we record losses and might not be made during periods when we record profits.

Risks Inherent in an Investment in Plains All American Pipeline

Cost reimbursements due to our general partner may be substantial and will reduce our cash available for distribution to you.

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates, including officers and directors of the general partner, for all expenses incurred on our behalf. The reimbursement of expenses and the payment of fees could adversely affect our ability to make distributions. The general partner has sole discretion to determine the amount of these expenses. In addition, our general partner and its affiliates may provide us services for which we will be charged reasonable fees as determined by the general partner.

You may not be able to remove our general partner even if you wish to do so.

Our general partner manages and operates Plains All American Pipeline. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect the general partner or the directors of the general partner on an annual or other continuing basis.

In addition, the following provisions of our partnership agreement may discourage a person or group from attempting to remove our general partner or otherwise change our management:

•	generally, if a person acquires 20% or more of any class of units then outstanding other than from our general partner or its affiliates, the units owned by such person cannot be voted on any matter; and

•	limitations upon the ability of unitholders to call meetings or to acquire information about our operations, as well as other limitations upon the unitholders’ ability to influence the manner or direction of management.

As a result of these provisions, the price at which the common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

We may issue additional common units without your approval, which would dilute your existing ownership interests.

Our general partner may cause us to issue an unlimited number of common units, without your approval. We may also issue at any time an unlimited number of equity securities ranking junior or senior to the common units without your approval. The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

•	your proportionate ownership interest in Plains All American Pipeline will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Our general partner has a limited call right that may require you to sell your units at an undesirable time or price.

If at any time our general partner and its affiliates own 80% or more of the common units, the general partner will have the right, but not the obligation, which it may assign to any of its affiliates, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price generally equal to the then current market price of the common units. As a result, you may be required to sell your common units at a time when you may not desire to sell them or at a price that is less than the price you would like to receive. You may also incur a tax liability upon a sale of your common units.

You may not have limited liability if a court finds that unitholder actions constitute control of our business.

Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right of unitholders to remove our general partner or to take other action under our partnership agreement constituted participation in the “control” of our business.

Our general partner generally has unlimited liability for our obligations, such as our debts and environmental liabilities, except for those contractual obligations that are expressly made without recourse to our general partner.

In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution.

Conflicts of interest could arise among our general partner and us or the unitholders.

These conflicts may include the following:

•	we do not have any employees and we rely solely on employees of the general partner or, in the case of Plains Marketing Canada, employees of PMC (Nova Scotia) Company;

•	under our partnership agreement, we reimburse the general partner for the costs of managing and for operating the partnership;

•	the amount of cash expenditures, borrowings and reserves in any quarter may affect available cash to pay quarterly distributions to unitholders;

•	the general partner tries to avoid being liable for partnership obligations. The general partner is permitted to protect its assets in this manner by our partnership agreement. Under our partnership agreement the general partner would not breach its fiduciary duty by avoiding liability for partnership obligations even if we can obtain more favorable terms without limiting the general partner’s liability;

•	under our partnership agreement, the general partner may pay its affiliates for any services rendered on terms fair and reasonable to us. The general partner may also enter into additional contracts with any of its affiliates on behalf of us. Agreements or contracts between us and our general partner (and its affiliates) are not the result of arms length negotiations; and

•	the general partner would not breach our partnership agreement by exercising its call rights to purchase limited partnership interests or by assigning its call rights to one of its affiliates or to us.

Risks Related to the Debt Securities

We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets.

We have a holding company structure, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the ownership interests in our subsidiaries. As a result, our ability to make required payments on the debt securities depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, credit facilities and applicable state partnership laws and other laws and regulations. Pursuant to the credit facilities, we may be required to establish cash reserves for the future payment of principal and interest on the amounts outstanding under the credit facilities. If we are unable to obtain the funds necessary to pay the principal amount at maturity of the debt securities, or to repurchase the debt securities upon the occurrence of a change of control, we may be required to adopt one or more alternatives, such as a refinancing of the debt securities. We cannot assure you that we would be able to refinance the debt securities.

We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the debt securities or to repay them at maturity.

Unlike a corporation, our partnership agreement requires us to distribute, on a quarterly basis, 100% of our available cash to our unitholders of record and our general partner. Available cash is generally all of our cash receipts adjusted for cash distributions and net changes to reserves. Our general partner will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating partnerships in amounts the general partner determines in its reasonable discretion to be necessary or appropriate:

•	to provide for the proper conduct of our business and the businesses of our operating partnerships (including reserves for future capital expenditures and for our anticipated future credit needs),

•	to provide funds for distributions to our unitholders and the general partner for any one or more of the next four calendar quarters, or

•	to comply with applicable law or any of our loan or other agreements.

Although our payment obligations to our unitholders are subordinate to our payment obligations to debtholders, the value of our units will decrease in direct correlation with decreases in the amount we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue equity to recapitalize.

Tax Risks to Common Unitholders

You should read “Tax Considerations” for a more complete discussion of the following expected material federal income tax consequences of owning and disposing of common units.

The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to you.

The anticipated after-tax benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

If we were classified as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again to you as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, the cash available for distribution to you would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the after-tax return to the unitholders, likely causing a substantial reduction in the value of the common units.

Current law may change so as to cause us to be taxed as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to you would be reduced. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution and the target distribution levels will be decreased to reflect that impact on us.

A successful IRS contest of the federal income tax positions we take may adversely impact the market for common units.

We have not requested a ruling from the IRS with respect to any matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this registration statement or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain our counsel’s conclusions or the positions we take. A court may not concur with our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for common units and the price at which they trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will be borne by us and directly or indirectly by the unitholders and the general partner.

You may be required to pay taxes even if you do not receive any cash distributions.

You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you do not receive any cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

Tax gain or loss on disposition of common units could be different than expected.

If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. Should the IRS successfully contest some positions we take, you could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. Also, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

If you are a tax-exempt entity, a regulated investment company or an individual not residing in the United States, you may have adverse tax consequences from owning common units.

Investment in common units by tax-exempt entities, regulated investment companies or mutual funds and foreign persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to them. Recent legislation treats net income derived from the ownership of certain publicly traded partnerships (including us) as qualifying income to a regulated investment company. However, this legislation is only effective for taxable years beginning after October 22, 2004, the date of enactment. For taxable years beginning on or before the date of enactment, very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes at the highest effective U.S. federal income tax rate for individuals, and foreign persons will be required to file federal income tax returns and pay tax on their share of our taxable income.

We treat a purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.

Because we cannot match transferors and transferees of common units, we have adopted depreciation and amortization positions that do not conform with all aspects of the Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to your tax returns. Please read “Tax Considerations — Uniformity of Units” in this prospectus for further discussion of the effect of the depreciation and amortization positions we have adopted.

You will likely be subject to foreign, state and local taxes in jurisdictions where you do not live as a result of an investment in units.

In addition to federal income taxes, you will likely be subject to other taxes, including foreign taxes, state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property and in which you do not reside. We own property and conduct business in Canada and in most states in the United States. You may be required to file Canadian federal income tax returns and to pay Canadian federal and provincial income taxes and to file state and local income tax returns and pay state and local income taxes in many or all of the jurisdictions in which we do business or own property. Further, you may be subject to penalties for failure to comply with those requirements. It is your responsibility to file all federal, state, local and foreign tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in the common units.

USE OF PROCEEDS

Unless otherwise indicated to the contrary in an accompanying prospectus supplement, we will use the net proceeds from the sale of securities covered by this prospectus for general partnership purposes, which may include repayment of indebtedness, the acquisition of businesses and other capital expenditures and additions to working capital.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended
	March 31,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000

Ratio of Earnings to Fixed Charges	2.93	3.46	2.39	2.77	2.26	3.33

DESCRIPTION OF OUR DEBT SECURITIES

General

The debt securities will be:

•	our direct general obligations;

•	either senior debt securities or subordinated debt securities; and

•	issued under separate indentures (which may be existing indentures) among us and Wachovia Bank, N.A., as Trustee.

Plains All American Pipeline may issue debt securities in one or more series, and PAA Finance may be a co-issuer of one or more series of debt securities. PAA Finance was incorporated under the laws of the State of Delaware in February 2001, is indirectly wholly owned by Plains All American Pipeline, and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto. When used in this section “Description of the Debt Securities,” the terms “we,” “us,” “our” and “issuers” refer jointly to Plains All American Pipeline and PAA Finance, and the terms “Plains All American Pipeline” and “PAA Finance” refer strictly to Plains All American Pipeline, L.P. and PAA Finance Corp., respectively.

If we offer senior debt securities, we will issue them under a senior indenture. If we issue subordinated debt securities, we will issue them under a subordinated indenture. A form of each indenture is filed as an exhibit to the latest registration statement of which this prospectus is a part. We have not restated either indenture in its entirety in this description. You should read the relevant indenture because it, and not this description, controls your rights as holders of the debt securities. Capitalized terms used in the summary have the meanings specified in the indentures.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

A prospectus supplement and a supplemental indenture or authorizing resolutions relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether PAA Finance will be a co-issuer of the debt securities;

•	the guarantors of the debt securities, if any;

•	whether the debt securities are senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	the assets, if any, that are pledged as security for the payment of the debt securities;

•	whether we will issue the debt securities in individual certificates to each holder in registered form, or in the form of temporary or permanent global securities held by a depository on behalf of holders;

•	the prices at which we will issue the debt securities;

•	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

•	the currency or currency unit in which the debt securities will be payable, if not U.S. dollars;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any changes to or additional events of default or covenants; and

•	any other terms of the debt securities.

We may offer and sell debt securities, including original issue discount debt securities, at a substantial discount below their principal amount. The prospectus supplement will describe special U.S. federal income tax and any other considerations applicable to those securities. In addition, the prospectus supplement may describe certain special U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency other than U.S. dollars.

Guarantees

If specified in the prospectus supplement respecting a series of debt securities, the subsidiaries of Plains All American Pipeline specified in the prospectus supplement will unconditionally guarantee to each holder and the Trustee, on a joint and several basis, the full and prompt payment of principal of, premium, if any, and interest on the debt securities of that series when and as the same become due and payable, whether at maturity, upon redemption or repurchase, by declaration of acceleration or otherwise. If a series of debt securities is guaranteed, such series will be guaranteed by all subsidiaries other than “minor” subsidiaries as such term is interpreted in securities regulation governing financial reporting for guarantors. The prospectus supplement will describe any limitation on the maximum amount of any particular guarantee and the conditions under which guarantees may be released.

The guarantees will be general obligations of the guarantors. Guarantees of subordinated debt securities will be subordinated to the Senior Indebtedness of the guarantors on the same basis as the subordinated debt securities are subordinated to the Senior Indebtedness of Plains All American Pipeline.

Consolidation, Merger or Asset Sale

Each indenture will, in general, allow us to consolidate or merge with or into another domestic entity. It will also allow each issuer to sell, lease, transfer or otherwise dispose of all or substantially all of its assets to another domestic entity. If this happens, the remaining or acquiring entity must assume all of the issuer’s responsibilities and liabilities under the indenture including the payment of all amounts due on the debt securities and performance of the issuer’s covenants in the indenture.

However, each indenture will impose certain requirements with respect to any consolidation or merger with or into an entity, or any sale, lease, transfer or other disposition of all or substantially all of an issuer’s assets, including:

•	the remaining or acquiring entity must be organized under the laws of the United States, any state or the District of Columbia; provided that PAA Finance may not merge, amalgamate or consolidate with or into another entity other than a corporation satisfying such requirement for so long as Plains All American Pipeline is not a corporation;

•	the remaining or acquiring entity must assume the issuer’s obligations under the indenture; and

•	immediately after giving effect to the transaction, no Default or Event of Default (as defined under “— Events of Default and Remedies” below) may exist.

The remaining or acquiring entity will be substituted for the issuer in the indenture with the same effect as if it had been an original party to the indenture, and the issuer will be relieved from any further obligations under the indenture.

No Protection in the Event of a Change of Control

Unless otherwise set forth in the prospectus supplement, the debt securities will not contain any provisions that protect the holders of the debt securities in the event of a change of control of us or in the event of a highly leveraged transaction, whether or not such transaction results in a change of control of us.

Modification of Indentures

We may supplement or amend an indenture if the holders of a majority in aggregate principal amount of the outstanding debt securities of all series issued under the indenture affected by the supplement or amendment consent to it. Further, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive past defaults under the indenture and compliance by us with our covenants with respect to the debt securities of that series only. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be supplemented or amended without the consent of each holder affected. Without the consent of each outstanding debt security affected, no modification of the indenture or waiver may:

•	reduce the principal amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any debt security;

•	reduce or waive the premium payable upon redemption or alter or waive the provisions with respect to the redemption of the debt securities (except as may be permitted in the case of a particular series of debt securities);

•	reduce the rate of or change the time for payment of interest on any debt security;

•	waive a Default or an Event of Default in the payment of principal of or premium, if any, or interest on the debt securities (except a rescission of acceleration of the debt securities by the holders of at least a majority in aggregate principal amount of the debt securities and a waiver of the payment default that resulted from such acceleration);

•	except as otherwise permitted under the indenture, release any security that may have been granted with respect to the debt securities;

•	make any debt security payable in currency other than that stated in the debt securities;

•	in the case of any subordinated debt security, make any change in the subordination provisions that adversely affects the rights of any holder under those provisions;

•	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of debt securities to receive payments of principal of or premium, if any, or interest on the debt securities;

•	waive a redemption payment with respect to any debt security (except as may be permitted in the case of a particular series of debt securities);

•	except as otherwise permitted in the indenture, release any guarantor from its obligations under its guarantee or the indenture or change any guarantee in any manner that would adversely affect the rights of holders; or

•	make any change in the preceding amendment, supplement and waiver provisions (except to increase any percentage set forth therein).

We may supplement or amend an indenture without the consent of any holders of the debt securities in certain circumstances, including:

•	to establish the form of terms of any series of debt securities;

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated notes in addition to or in place of certified notes;

•	to provide for the assumption of an issuer’s or guarantor’s obligations to holders of debt securities in the case of a merger or consolidation or disposition of all or substantially all of such issuer’s or guarantor’s assets;

•	in the case of any subordinated debt security, to make any change in the subordination provisions that limits or terminates the benefits applicable to any holder of Senior Indebtedness of Plains All American Pipeline;

•	to add or release guarantors pursuant to the terms of the indenture;

•	to make any changes that would provide any additional rights or benefits to the holders of debt securities or that do not, taken as a whole, adversely affect the rights under the indenture of any holder of debt securities;

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

•	to evidence or provide for the acceptance of appointment under the indenture of a successor Trustee;

•	to add any additional Events of Default; or

•	to secure the debt securities and/or the guarantees.

Events of Default and Remedies

“Event of Default,” when used in an indenture, will mean any of the following with respect to the debt securities of any series:

•	failure to pay when due the principal of or any premium on any debt security of that series;

•	failure to pay, within 60 days of the due date, interest on any debt security of that series;

•	failure to pay when due any sinking fund payment with respect to any debt securities of that series;

•	failure on the part of the issuers to comply with the covenant described under “— Consolidation, Merger or Asset Sale”;

•	failure to perform any other covenant in the indenture that continues for 30 days after written notice is given to the issuers;

•	certain events of bankruptcy, insolvency or reorganization of an issuer; or

•	any other Event of Default provided under the terms of the debt securities of that series.

An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under an indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, premium, if any, or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of, and accrued interest on, all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority in the aggregate principal amount of the debt securities of that series can rescind the declaration.

Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under either indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable security or indemnity. If they provide this reasonable security or indemnification, the holders of a majority in aggregate principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for that series of debt securities.

No Limit on Amount of Debt Securities

The indenture will not limit the amount of debt securities that we may issue, unless we indicate otherwise in a prospectus supplement. The indenture will allow us to issue debt securities of any series up to the aggregate principal amount that we authorize.

Registration of Notes

We will issue debt securities of a series only in registered form, without coupons, unless otherwise indicated in the prospectus supplement.

Minimum Denominations

Unless the prospectus supplement states otherwise, the debt securities will be issued only in principal amounts of $1,000 each or integral multiples of $1,000.

No Personal Liability

None of the past, present or future partners, incorporators, managers, members, directors, officers, employees, unitholders or stockholders of either issuer, the general partner of Plains All American Pipeline or any guarantor will have any liability for the obligations of the issuers or any guarantors under the indenture or the debt securities or for any claim based on such obligations or their creation. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities. The waiver may not be effective under federal securities laws, however, and it is the view of the SEC that such a waiver is against public policy.

Payment and Transfer

The Trustee will initially act as paying agent and registrar under each indenture. The issuers may change the paying agent or registrar without prior notice to the holders of debt securities, and the issuers or any of their subsidiaries may act as paying agent or registrar.

If a holder of debt securities has given wire transfer instructions to the issuers, the issuers will make all payments on the debt securities in accordance with those instructions. All other payments on the debt securities will be made at the corporate trust office of the Trustee, unless the issuers elect to make interest payments by check mailed to the holders at their addresses set forth in the debt security register.

The Trustee and any paying agent will repay to us upon request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment as general creditors.

Exchange, Registration and Transfer

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the indenture. Holders may present debt securities for exchange or registration of transfer at the office of the registrar. The registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

We will not be required:

•	to issue, register the transfer of, or exchange debt securities of a series either during a period beginning 15 business days prior to the selection of debt securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption or repurchase, or between a record date and the next succeeding interest payment date; or

•	to register the transfer of or exchange any debt security called for redemption or repurchase, except the unredeemed portion of any debt security we are redeeming or repurchasing in part.

Provisions Relating only to the Senior Debt Securities

The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt. The senior debt securities will be effectively subordinated, however, to all of our secured debt to the extent of the value of the collateral for that debt. We will disclose the amount of our secured debt in the prospectus supplement.

Provisions Relating only to the Subordinated Debt Securities

Subordinated Debt Securities Subordinated to Senior Indebtedness

The subordinated debt securities will rank junior in right of payment to all of the Senior Indebtedness of Plains All American Pipeline. “Senior Indebtedness” will be defined in a supplemental indenture or authorizing resolutions respecting any issuance of a series of subordinated debt securities, and the definition will be set forth in the prospectus supplement.

Payment Blockages

The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

•	we or our property is involved in any voluntary or involuntary liquidation or bankruptcy;

•	we fail to pay the principal, interest, any premium or any other amounts on any Senior Indebtedness of Plains All American Pipeline within any applicable grace period or the maturity of such Senior Indebtedness is accelerated following any other default, subject to certain limited exceptions set forth in the subordinated indenture; or

•	any other default on any Senior Indebtedness of Plains All American Pipeline occurs that permits immediate acceleration of its maturity, in which case a payment blockage on the subordinated debt securities will be imposed for a maximum of 179 days at any one time.

No Limitation on Amount of Senior Debt

The subordinated indenture will not limit the amount of Senior Indebtedness that Plains All American Pipeline may incur, unless otherwise indicated in the prospectus supplement.

Book Entry, Delivery and Form

The debt securities of a particular series may be issued in whole or in part in the form of one or more global certificates that will be deposited with the Trustee as custodian for The Depository Trust Company, New York, New York (“DTC”) This means that we will not issue certificates to each holder. Instead, one or more global debt securities will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that DTC, its nominees and their successors may transfer a global debt security as a whole to one another.

Beneficial interests in global debt securities will be shown on, and transfers of global debt securities will be made only through, records maintained by DTC and its participants.

DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants’ accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

We will wire all payments on the global debt securities to DTC’s nominee. We and the Trustee will treat DTC’s nominee as the owner of the global debt securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global debt securities to owners of beneficial interests in the global debt securities.

It is DTC’s current practice, upon receipt of any payment on the global debt securities, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global debt securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global debt securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

Debt securities represented by a global debt security will be exchangeable for certificated debt securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and in either event a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the debt securities of a series to be represented by a global debt security.

Satisfaction and Discharge; Defeasance

Each indenture will be discharged and will cease to be of further effect as to all outstanding debt securities of any series issued thereunder, when:

(a) either:

(1) all outstanding debt securities of that series that have been authenticated (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(2) all outstanding debt securities of that series that have not been delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust cash in U.S. dollars, non-callable U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness of such debt securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the date of such deposit (in the case of debt securities that have been due and payable) or the stated maturity or redemption date;

(b) we have paid or caused to be paid all other sums payable by us under the indenture; and

(c) we have delivered an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The debt securities of a particular series will be subject to legal or covenant defeasance to the extent, and upon the terms and conditions, set forth in the prospectus supplement.

The Trustee

Wachovia Bank N.A. will be the initial Trustee under each indenture. We maintain a banking relation in the ordinary course of business with Wachovia Bank N.A. and some of its affiliates.

Limitations on Trustee if it is a Creditor

Each indenture will limit the right of the Trustee thereunder, in the event that it becomes a creditor of an issuer or guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Certificates and Opinions to be Furnished to Trustee

Each indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of the indenture, every application by us for action by the Trustee must be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

Governing Law

Each indenture and all of the debt securities will be governed by the laws of the State of New York.

DESCRIPTION OF OUR COMMON UNITS

Generally, our common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and our general partner in and to cash distributions. See “Cash Distribution Policy.”

Our outstanding common units are listed on the NYSE under the symbol “PAA.” Any additional common units we issue will also be listed on the NYSE.

The transfer agent and registrar for our common units is American Stock Transfer & Trust Company.

Meetings/Voting

Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders.

Status as Limited Partner or Assignee

Except as described below under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional capital contributions to us.

Each purchaser of common units offered by this prospectus must execute a transfer application whereby the purchaser requests admission as a substituted limited partner and makes representations and agrees to provisions stated in the transfer application. If this action is not taken, a purchaser will not be registered as a record holder of common units on the books of our transfer agent or issued a common unit certificate. Purchasers may hold common units in nominee accounts.

An assignee, pending its admission as a substituted limited partner, is entitled to an interest in us equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. A nominee or broker who has executed a transfer application with respect to common units held in street name or nominee accounts will receive distributions and reports pertaining to its common units.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to some possible exceptions, generally to the amount of capital he is obligated to contribute to us in respect of his units plus his share of any undistributed profits and assets.

Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership. For the purposes of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of the property subject to liability of which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years from the date of the distribution.

Reports and Records

As soon as practicable, but in no event later than 120 days after the close of each fiscal year, our general partner will furnish or make available to each unitholder of record (as of a record date selected by our general partner) an annual report containing our audited financial statements for the past fiscal year. These financial statements will be prepared in accordance with generally accepted accounting principles. In addition, no later than 45 days after the close of each quarter (except the fourth quarter), our general partner will furnish or make available to each unitholder of record (as of a record date selected by our general partner) a report containing our unaudited financial statements and any other information required by law.

Our general partner will use all reasonable efforts to furnish each unitholder of record information reasonably required for tax reporting purposes within 90 days after the close of each fiscal year. Our general partner’s ability to furnish this summary tax information will depend on the cooperation of unitholders in supplying information to our general partner. Each unitholder will receive information to assist him in determining his U.S. federal and state and Canadian federal and provincial tax liability and filing his U.S. federal and state and Canadian federal and provincial income tax returns.

A limited partner can, for a purpose reasonably related to the limited partner’s interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, amendments to either of them and powers of attorney which have been executed under our partnership agreement;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets and other information the disclosure of which our general partner believes in good faith is not in our best interest or which we are required by law or by agreements with third parties to keep confidential.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General.  We will distribute to our unitholders, on a quarterly basis, all of our available cash in the manner described below.

Definition of Available Cash.  Available cash generally means, for any quarter ending prior to liquidation, all cash on hand at the end of that quarter less the amount of cash reserves that are necessary or appropriate in the reasonable discretion of the general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law or any partnership debt instrument or other agreement; or

•	provide funds for distributions to unitholders and the general partner in respect of any one or more of the next four quarters.

Operating Surplus and Capital Surplus

General.  Cash distributions to our unitholders will be characterized as either operating surplus or capital surplus. We distribute available cash from operating surplus differently than available cash from capital surplus. See “— Quarterly Distributions of Available Cash.”

Definition of Operating Surplus.  Operating surplus refers generally to:

•	our cash balances on the closing date of our initial public offering; plus

•	$25 million; plus

•	all of our cash receipts from operations, excluding cash that is capital surplus; less

•	all of our operating expenses, debt service payments, but not including payments required with the sale of assets or any refinancing with the proceeds of new indebtedness or an equity offering, maintenance capital expenditures and reserves established for future operations.

Definition of Capital Surplus.  Capital surplus will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets in the ordinary course of business.

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began equals the operating surplus as of the end of the quarter prior to the distribution. Any available cash in excess of operating surplus, regardless of its source, will be treated as capital surplus.

If we distribute available cash from capital surplus for each common unit in an aggregate amount per common unit equal to the initial public offering price of the common units, there will not be a distinction between operating surplus and capital surplus, and all distributions of available cash will be treated as operating surplus. We do not anticipate that we will make distributions from capital surplus.

Incentive Distribution Rights

The incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The target distribution levels are based on the amounts of available cash from operating surplus distributed above the payments made under the minimum quarterly distribution, if any, and the related 2% distribution to the general partner.

Effect of Issuance of Additional Units

We can issue additional common units or other equity securities for consideration and under terms and conditions approved by our general partner in its sole discretion and without the approval of our unitholders. We may fund acquisitions through the issuance of additional common units or other equity securities.

Holders of any additional common units that we issue will be entitled to share equally with our then-existing unitholders in distributions of available cash. In addition, the issuance of additional interests may dilute the value of the interests of the then-existing unitholders. If we issue additional partnership interests, our general partner will be required to make an additional capital contribution to us.

Quarterly Distributions of Available Cash

We will make quarterly distributions to our partners prior to our liquidation in an amount equal to 100% of our available cash for that quarter. We expect to make distributions of all available cash within approximately 45 days after the end of each quarter to holders of record on the applicable record date. The minimum quarterly distribution and the target distribution levels are also subject to certain other adjustments as described below under “— Distributions from Capital Surplus” and “— Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.”

Distributions From Operating Surplus

We will make distributions of available cash from operating surplus in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “— Incentive Distributions” below.

Incentive Distribution Rights

For any quarter that we distribute available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution on all units, then we will distribute any additional available cash from operating surplus in that quarter among the unitholders and the general partner in the following manner:

•	First, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.495 for that quarter for each outstanding unit (the “first target distribution”);

•	Second, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.675 for that quarter for each outstanding unit (the “second target distribution”); and

•	Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

Our distributions to the general partner above, other than in its capacity as holders of units, that are in excess of its aggregate 2% general partner interest represent the incentive distribution rights. The right to receive incentive distribution rights is not part of its general partner interest and may be transferred separately from that interest, subject to certain restrictions.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made.  We will make distributions of available cash from capital surplus in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute, for each common unit issued in this offering, available cash from capital surplus in an aggregate amount per common unit equal to the initial public offering price; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus.  Our partnership agreement treats a distribution of available cash from capital surplus as the repayment of the initial unit price. To show that repayment, the minimum quarterly distribution and the target distribution levels will be reduced by multiplying each amount by a fraction, the numerator of which is the unrecovered capital of the common units immediately after giving effect to that repayment and the denominator of which is the unrecovered capital of the common units immediately prior to that repayment.

When Payback Occurs.  When “payback” of the reduced initial unit price has occurred, i.e., when the unrecovered capital of the common units is zero, then

•	the minimum quarterly distribution and the target distribution levels will be reduced to zero for subsequent quarters;

•	all distributions of available cash will be treated as operating surplus; and

•	the general partner will be entitled to receive 50% of distributions of available cash in its capacities as general partner and as holder of the incentive distribution rights.

Distributions of available cash from capital surplus will not reduce the minimum quarterly distribution or target distribution levels for the quarter in which they are distributed.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

How We Adjust the Minimum Quarterly Distribution and Target Distribution Levels.  In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units (but not if we issue additional common units for cash or property), we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered capital; and

•	other amounts calculated on a per unit basis.

For example, in the event of a two-for-one split of the common units (assuming no prior adjustments), the minimum quarterly distribution, each of the target distribution levels and the unrecovered capital of the common units would each be reduced to 50% of its initial level.

If We Became Subject to Taxation.  If legislation is enacted or if existing law is modified or interpreted by the relevant governmental authority so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will adjust the minimum quarterly distribution and each of the target distribution levels, respectively, to equal the product obtained by multiplying the amount thereof by:

•	one minus the sum of (x) the maximum effective federal income tax rate to which we as an entity were subject plus (y) any increase in state and local income taxes to which we are subject for the taxable year of the event, after adjusting for any allowable deductions for federal income tax purposes for the payment of state and local income taxes.

For example, assuming we were not previously subject to state and local income tax, if we become taxable as an entity for federal income tax purposes and became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the minimum quarterly distribution and the target distribution levels would each be reduced to 62% of the amount immediately prior to that adjustment.

Distribution of Cash Upon Liquidation

General.  If we dissolve and liquidate, we will sell our assets or otherwise dispose of our assets and we will adjust the partners’ capital account balances to show any resulting gain or loss. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in our partnership agreement and by law and, thereafter, distribute to the unitholders and the general partner in accordance with their adjusted capital account balances.

Manner of Adjustment.  If we liquidate, we would allocate any loss to the general partner and each unitholder as follows:

•	First, 98% to the holders of common units who have positive balances in their capital accounts in proportion to those positive balances and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to the general partner.

Interim Adjustments to Capital Accounts.  If we issued additional security interests or made distributions of property, interim adjustments to capital accounts would also be made. These adjustments would be based on the fair market value of the interests or the property distributed and any gain or loss would be allocated to the unitholders and the general partner in the same way that a gain or loss is allocated upon liquidation. If positive interim adjustments are made to the capital accounts, any subsequent negative adjustments to the capital accounts resulting from our issuance of additional interests, distributions of property, or upon our liquidation, would be allocated in a way that, to the extent possible, in the capital account balances of the general partner equaling the amount which would have been the general partner’s capital account balances if no prior positive adjustments to the capital accounts had been made.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The following provisions of our partnership agreement are summarized elsewhere in this prospectus:

•	distributions of our available cash are described under “Cash Distribution Policy”;

•	allocations of taxable income and other tax matters are described under “Tax Considerations”; and

•	rights of holders of common units are described under “Description of Our Common Units.”

Purpose

Our purpose under our partnership agreement is to serve as a partner of our operating partnerships and to engage in any business activities that may be engaged in by our operating partnerships or that are approved by our general partner. The partnership agreements of our operating partnerships provide that they may engage in any activity that was engaged in by our predecessors at the time of our initial public offering or reasonably related thereto and any other activity approved by our general partner.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority for the amendment of, and to make consents and waivers under, our partnership agreement.

Reimbursements of Our General Partner

Our general partner does not receive any compensation for its services as our general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities that are equal in rank with or junior to our common units on terms and conditions established by our general partner in its sole discretion without the approval of any limited partners.

It is likely that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, in the sole discretion of our general partner, may have special voting rights to which common units are not entitled.

Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain their percentage interests in us that existed immediately prior to the issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests in us.

Amendments to Our Partnership Agreement

Amendments to our partnership agreement may be proposed only by our general partner. Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types or classes of limited partner interests or our general partner interest will require the approval of at least a majority of the type or class of limited partner interests or general partner interests so affected. However, in some circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees.

Withdrawal or Removal of Our General Partner

Our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2008 without obtaining the approval of the holders of a majority of our outstanding common units, excluding those held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2008, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates.

Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding common units, excluding the common units held by the withdrawing general partner and its affiliates, may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of our outstanding units, excluding the common units held by the withdrawing general partner and its affiliates, agree to continue our business and to appoint a successor general partner.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than two-thirds of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of this kind is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units, including those held by our general partner and its affiliates.

While our partnership agreement limits the ability of our general partner to withdraw, it allows the general partner interest and incentive distribution rights to be transferred to an affiliate or to a third party in conjunction with a merger or sale of all or substantially all of the assets of our general partner.

In addition, our partnership agreement expressly permits the sale, in whole or in part, of the ownership of our general partner. Our general partner may also transfer, in whole or in part, the common units it owns.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•	first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities; and

•	then, to all partners in accordance with the positive balance in the respective capital accounts.

Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause a loss to our partners, our general partner may distribute assets in kind to our partners.

Change of Management Provisions

Our partnership agreement contains the following specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change management:

•	generally, if a person acquires 20% or more of any class of units then outstanding other than from our general partner or its affiliates, the units owned by such person cannot be voted on any matter; and

•	provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Limited Call Right

If at any time our general partner and its affiliates own 80% or more of the issued and outstanding limited partner interests of any class, our general partner will have the right to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests would be selected by our general partner on at least 10 but not more than 60 days’ notice. The purchase price in the event of a purchase under these provisions would be the greater of (1) the current market price (as defined in our agreement) of the limited partner interests of the class as of the date three days prior to the date that notice is mailed to the limited partners as provided in our partnership agreement and (2) the highest cash price paid by our general partner or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date our general partner mails notice of its election to purchase the units.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify our general partner, its affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer by reason of their status as general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner reasonably believed to be in or (in the case of an indemnitee other than the general partner) not opposed to our best interest. Any indemnification under these provisions will only be out of our assets. Our general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate any indemnification.

We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

TAX CONSIDERATIONS

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, expresses the opinion of Vinson & Elkins L.L.P., counsel to the general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters.

This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of counsel and are based on the accuracy of the factual representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the treatment of us, or an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

(1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales”);

(2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and

(3) whether our method for depreciating Section 743 adjustments is sustainable (please read “— Tax Consequences of Unit Ownership — Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of the operating partnerships as partnerships for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Code. Instead, we will rely on the opinion of counsel that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we and the operating partnerships will be classified as a partnership for federal income tax purposes.

In rendering its opinion, counsel has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which counsel has relied are:

(a) neither we nor the operating partnerships will elect to be treated as a corporation;

(b) for each taxable year, more than 90% of our gross income will be income from sources that our counsel has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 3% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our current gross income constitutes qualifying income.

If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units has been reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on the conclusion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Plains All American Pipeline will be treated as partners of Plains All American Pipeline for federal income tax purposes. Also:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners and

•	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Plains All American Pipeline for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in Plains All American Pipeline for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income.  We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations will no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income from a publicly-traded partnership will be treated as investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner, referred to in this discussion as “Contributed Property,” and to account for the difference between the fair market value of our assets and their carrying value on our books at the time of an offering. The effect of these allocations to a unitholder purchasing common units in an offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property referred to in this discussion as the “Book-Tax Disparity”, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including the partner’s relative contributions to us, the interests of all the partners in profits and losses, the interest of all the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

Counsel is of the opinion that, with the exception of the issues described in “— Tax Consequences of Unit Ownership — Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” respectively, allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder for those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to ensure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Although it is not expected that we will generate significant tax preference items or adjustments, each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  In general the highest effective United States federal income tax rate for individuals currently is 35% and the maximum United States federal income tax rate for net capital gains of an individual currently is 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election.  We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “— Tax Treatment of Operations” and “— Uniformity of Units.”

Although counsel is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and a smaller share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by partners holding interests in us prior to this offering. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and may incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed a maximum rate of 15%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, Treasury regulations allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the NYSE on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells or exchanges units, other than through a broker, generally is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange (or, if earlier, January 15 of the year following the sale). A unitholder who acquires units generally is required to notify us in writing of that acquisition within 30 days of that purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers and to furnish specified information to the transferor and transferee. Failure to satisfy these reporting obligations may, in some cases, lead to the imposition of penalties.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 even though that portion may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to the unitholder.

For tax years beginning on or prior to October 22, 2004, a regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income. Recent legislation adds net income derived from the ownership of an interest in a “qualified publicly traded partnership” to the categories of qualified income for a regulated investment company. We expect that we will meet the definition of a qualified publicly traded partnership. However, this legislation is only effective for taxable years beginning after October 22, 2004.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our income or gain. And, under rules applicable to publicly traded partnerships, we will withhold tax at the highest effective applicable rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of that unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement appoints the general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. However, if we elect to be treated as a large partnership, a unitholder will not have the right to participate in settlement conferences with the IRS or to seek a refund.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties. However, if we elect to be treated as a large partnership, the unitholders would be required to treat all partnership items in a manner consistent with our return.

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is a person that is not a United States person,

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority,” or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000. If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, you may be subject to other taxes, such as state and local and Canadian federal and provincial taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented herein, each prospective unitholder should consider their potential impact on his investment in us. We will own property or conduct business in Canada and in most states of the United States. A unitholder may be required to file Canadian federal income tax returns and to pay Canadian federal and provincial income taxes and to file state income tax returns and to pay taxes in various states and may be subject to penalties for failure to comply with such requirements. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, we have no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require us to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amount distributed by us. Please read “— Tax Consequences of Unit Ownership.” We may also own additional property or do business in other states in the future.

Tax Consequences of Ownership of Debt Securities

A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of debt securities.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, including the Canadian provinces and Canada, of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all Canadian, Canadian province, state and local, as well as federal tax returns that may be required of him. Counsel has not rendered an opinion on the Canadian federal, Canadian provincial, state or local tax consequences of an investment in us.

PLAN OF DISTRIBUTION

Under this prospectus, we intend to offer our securities to the public:

•	through one or more broker-dealers;

•	through underwriters; or

•	directly to investors.

We will fix a price or prices of our securities at:

•	at market prices prevailing at the time of any sale under this registration statement;

•	prices related to market prices; or

•	negotiated prices.

We may change the price of the securities offered from time to time.

We will pay or allow distributors’ or sellers’ commissions that will not exceed those customary in the types of transactions involved. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:

•	in or through one or more transactions (which may involve crosses and block transactions) or distributions;

•	on the New York Stock Exchange;

•	in the over-the-counter market; or

•	in private transactions.

Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in prospectus supplements. In that event, the discounts and commissions we will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements. Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses. We may indemnify underwriters, brokers, dealers and agents against specific liabilities, including liabilities under the Securities Act.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

In connection with offerings under this shelf registration and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions which stabilize or maintain the market price of the securities at levels above those which might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

LEGAL MATTERS

Vinson & Elkins L.L.P., Houston, Texas, will pass upon the validity of the securities offered in this registration statement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet as of December 31, 2004 of Plains AAP, L.P. incorporated in this Prospectus by reference to Plains All American Pipeline, L.P.’s Current Report on Form 8-K filed April 8, 2005 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Common Units

PROSPECTUS SUPPLEMENT
May   , 2008

Wachovia Securities
Citi
UBS Investment Bank
Lehman Brothers
Merrill Lynch & Co.
Morgan Stanley
JPMorgan
Morgan Keegan
Oppenheimer & Co.
Raymond James
RBC Capital Markets